Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with our consolidated financial statements as of December 31, 2014 and 2013 and related notes for the years then ended. Our financial statements have been prepared in accordance with generally accepted accounting principles in United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

	Year ended December 31,
	2014	2013
Statement of Operations Data:
Revenues	100%	100%
Cost of revenues	92.3	94.4
Gross profit	7.7	5.6
Research and development expenses	6.3	6.5
Marketing, general and administrative expenses	7.1	8.5
Nishiwaki Fab impairment	5.7	--
Nishiwaki Fab restructuring costs	1.0	--
Merger related costs	0.1	--
Amortization related to a lease agreement early termination	--	1.5
Operating loss	(12.5)	(10.9)
Interest expense, net	(4.0)	(6.5)
Other financing expense, net	(6.7)	(5.5)
Gain from acquisition, net	20.1	--
Other expense, net	--	(0.2)
Income tax benefit	2.9	1.9
Loss	(0.2)	(21.2)
Net loss attributable to the non-controlling interest	0.7	0.0
Net profit (loss) attributable to the company	0.5%	(21.2)%

The following table sets forth certain statement of operations data for the periods indicated (in thousands).

	Year ended December 31,
	2014	2013
Statement of Operations Data:
Revenues	$828,008	$505,009
Cost of revenues	764,220	476,900
Gross profit	63,788	28,109
Research and development expenses	51,841	33,064
Marketing, general and administrative expenses	58,783	42,916
Nishiwaki Fab impairment	47,472	--
Nishiwaki Fab restructuring costs	8,028	--
Merger related costs	1,229	--
Amortization related to a lease agreement early termination	--	7,464
Operating loss	(103,565)	(55,335)
Interest expense, net	(33,409)	(32,971)
Other financing expense, net	(55,404)	(27,838)
Gain from acquisition, net	166,404	--
Other expense, net	(140)	(904)
Income tax benefit	24,742	9,388
Loss	(1,372)	(107,660)
Net loss attributable to the non-controlling interest	5,635	--
Net profit (loss) attributable to the company	$4,263	$(107,660)

Year Ended December 31, 2014 compared to Year Ended December 31, 2013

Revenues. Revenues for the year ended December 31, 2014 amounted to $828.0 million compared to $505.0 million for the year ended December 31, 2013. The increase in revenues of 64% was mainly due to a higher amount of wafers shipped of 20% and 35% higher average selling price per wafer manufactured and shipped to our customers. This revenues increase is comprised of (i) an increase of $239 million in revenues deriving from our Japanese manufacturing sites (including TPSCo fabs revenues from Panasonic in 2014 and TJP fab revenues from Micron in 2013 and 2014) and (ii) an increase of $84 million in revenues in 2014 as compared with 2013 from all of our non-Japanese manufacturing.

Cost of Revenues. Cost of revenues for the year ended December 31, 2014 amounted to $764.2 million, as compared to $476.9 million for the year ended December 31, 2013. This increase was mainly due to the inclusion of the cost of revenues of the newly acquired TPSCo, including all of its manufacturing related costs as well as its non-cash depreciation and amortization cost resulted from the fair value attributed to its fixed assets and other assets as of the acquisition date, in accordance with GAAP.

Gross Profit. Gross profit for the year ended December 31, 2014 amounted to $63.8 million, as compared to $28.1 million for the year ended December 31, 2013. This increase in gross profit resulted from the above described increase in revenues, partially offset by the above described increase in cost of revenues.

 Research and Development Expenses. Research and development expenses for the year ended December 31, 2014 amounted to $51.8 million, as compared to $33.1 million for the year ended December 31, 2013. This increase was mainly attributed to the addition of TPSCo’s research and development head count and the inclusion of their employment related expenses.

Marketing, General and Administrative Expenses. Marketing, general and administrative expenses for the year ended December 31, 2014 amounted to $58.8 million, as compared to $42.9 million for the year ended December 31, 2013.  This increase was mainly attributed to the addition of TPSCo’s marketing, general and administrative expenses.

Nishiwaki Fab Restructuring Costs and Impairment. Nishiwaki Fab Restructuring Costs and Impairment for the year ended December 31, 2014 reflected a one-time allowance of $55.5 million resulting from the cessation of the Nishiwaki fab operations in Japan as part of the re-organization of our Japanese business, mainly reflecting a non-cash fixed-assets impairment. See also Note 4 to our consolidated financial statements as of December 31, 2014.

Amortization related to an Early Termination of a Lease Agreement. Operating expenses for the year ended December 31, 2014 did not include the non-cash amortization expenses related to an early termination of an office building lease contract, which amounted to $7.5 million for the year ended December 31, 2013.

Operating Loss. Operating loss for the year ended December 31, 2014 was $103.6 million, as compared to $55.3 million for the year ended December 31, 2013. This increase in operating loss was mainly due to the Nishiwaki Fab restructuring costs and impairment of $55.5 million. Operating loss excluding the above described Nishiwaki Fab restructuring costs and non-cash impairment of $55.5 million, improved by $7.3 million from 2013 to 2014.

Interest Expense, Net. Interest expense, net for the year ended December 31, 2014 was $33.4 million, similar to the interest expenses, net of $33.0 million recorded in the year ended December 31, 2013.

Other Financing Expense, Net. Other financing expense, net for the year ended December 31, 2014 amounted to $55.4 million, as compared to $27.8 million for the year ended December 31, 2013.

This increase was mainly attributed to Series F debentures' non-cash accretion calculated in 2012 in accordance with GAAP and acceleration of such accretion, which resulted in $39 million of such expenses in the year ended December 31, 2014, an increase of $26 million as compared to the accretion expense in the year ended December 31, 2013, which resulted from accretion and amortization over the Beneficial Conversion Feature established in 2012. See also Note 13C to our consolidated financial statements as of December 31, 2014. These increased costs associated with said debentures (which are maturing in two equal installments in 2015 and 2016) included in 2014 non-cash accretion costs which would otherwise have been recorded in 2015 and 2016. Such accelerated non-cash costs have been recorded in 2014 in the amount of $16 million as a result of early conversions of Series F debentures to ordinary shares, in the amount of $34 million. In addition, said conversions increased shareholders’ equity, reduced the company’s debt and improved future profitability due to the accelerated recognition of such accretion costs. Any partial or full conversion of Series F debentures into ordinary shares will further increase shareholders’ equity, will reduce debt liabilities and accelerate the recognition of such financing expenses, thereby creating higher accretion and amortization costs included in other financing expense in the period such conversion is recorded, which will be offset by lower financing expense in the periods thereafter; from January 1, 2015 to February 15, 2015,  Series F debentures in the amount of approximately $59 million were converted into ordinary shares, resulting in approximately $24 million of added non-cash accelerated accretion and amortization costs, which will be included in other financing expense in 2015, as well as reduced liabilities and increased shareholders’ equity. Such amount will further reduce our future financing expenses and improve our profitability in the following periods.

Gain from Acquisition, Gain from acquisition, for the year ended December 31, 2014 amounted to $166.4 million, attributed to the acquisition of TPSCo. As the fair value of the net assets acquired exceeded their purchase price, we recognized a gain on the acquisition, which derived from the high value assigned to Tower’s stake in TPSCo. See also Note 3 to our consolidated financial statements as of December 31, 2014.

Income Tax Benefit. Income Tax benefit for the year ended December 31, 2014 of $24.7 million resulted mainly from cancellation of deferred tax liabilities related to the Nishiwaki Fab, and deferred taxes related to TPSCo; for the year ended December 31, 2013, the entire $9.4 million resulted from our subsidiaries’ losses before tax.

Net Profit (Loss) Attributable to the Company. Net profit attributable to the company for the year ended December 31, 2014 was $4.3 million as compared to a loss of $107.7 million for the year ended December 31, 2013. The increase in our net profit in the amount of $112.0 million is mainly comprised of the above described increase in revenues and gain from acquisition of TPSCo, offset by the above described increase in cost of revenues and other costs, including the Nishiwaki Fab one-time restructuring costs and non-cash impairment.

Impact of Inflation and Currency Fluctuations

The US Dollar costs of our operations in Israel are influenced by changes in the rate of inflation in Israel and the extent to which such changes are not offset by the change in valuation of the NIS in relation to the US Dollar. During the year ended December 31, 2014, the exchange rate of the US Dollar in relation to the NIS increased by 12.0% and the Israeli Consumer Price Index (“CPI”) decreased by 0.2% (during the year ended December 31, 2013 there was a decrease of 7.0% in the exchange rate of the US Dollar in relation to the NIS and an increase of 1.8% in the CPI). We estimate that each 1% depreciation of the NIS against the US Dollar will result in approximately $1 million positive cash impact per annum on our financial results, mainly due to payroll, utilities and general and administrative costs associated with our two Israeli fabs.

We believe that the rate of inflation in Israel has not had a material effect on our business to date. However, our US Dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the US Dollar.

The US Dollar amounts of revenues and costs of our operations in Japan are influenced by the changes in valuation of the Japanese Yen (JPY) in relation to the US Dollar, however on a net basis there is no impact to JPY changes since it is naturally hedged by the revenues in 2014 being denominated entirely in JPY while the costs being primarily also denominated in JPY. During the year ended December 31, 2014, the exchange rate of the US Dollar in relation to the JPY increased by 13.8% (during the year ended December 31, 2013 the exchange rate of the US Dollar in relation to the JPY increased by 21.8%). We estimate that each 1% appreciation of the JPY against the US Dollar will result in approximately $3.5 million positive impact on our TPSCo revenues per annum, offset primarily by increased costs denominated in JPY at similar amounts, resulting in immaterial impact on the statements of operations.

Nearly all of the cash generated from our operations and from our financing and investing activities is denominated in US Dollars, JPY and NIS. Our expenses and costs are denominated in NIS, US Dollars and JPY. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

Liquidity and Capital Resources

As of December 31, 2014, we had an aggregate amount of $187.2 million in cash, cash equivalents and short term deposits, as compared to $122.9 million as of December 31, 2013.

The increase in cash balance during the year was attributed mainly to $125.3 million cash generated from operating activities including interest payments of $34.0 million (or $159.3 million excluding these $34.0 interest payments) and excluding Japanese employee retirement related payments; investments of $99.4 million in fixed assets, net; $57.6 million of cash in TPSCo associated with its establishment; repayment of $51.4 million of debt; proceeds from exercise of options and bond issuance of $19.6 million; and a receipt of an $85.9 million loan from JA Mitsui Leasing, Ltd. and Bank of Tokyo (BOT) Lease Co., Ltd, two Japanese banks, that was used to repay the bridge loan previously received from Panasonic; in addition, funds received from Nishiwaki assets sale, net of Japanese employee retirement related payments, amounted to $12.6 million.

As of December 31, 2014, loans from banks are presented in our balance sheet in the amount of $169.8 million, of which $10.0 million are presented as current maturities. As of such date, we presented an aggregate of $217.3 million of debentures in our balance sheet, of which $110.0 million are presented as current maturities. See also Notes 12 and 13 to the consolidated financial statements as of December 31, 2014.

Additional Information:

The analysis in this Management’s Discussion and Analysis of Financial Condition and Results of Operations is derived from our consolidated financial statements as of December 31, 2014 and 2013 and related notes for the years then ended which were prepared in accordance with US GAAP. Set forth below is certain condensed summary financial.  Information of the Company’s results of operations and financial condition for the periods is provided on a voluntary basis under International Financial Reporting Standards  (“IFRS”), including a reconciliation from US GAAP to IFRS as detailed below (condensed balance sheet, statement of operations and additional information). We are providing this information because we are an affiliate of Kenon Holdings, Ltd., a public holding company traded in NYSE and TASE, which reports under the IFRS, and because we believe the information is useful to analysts and other readers of our reports. We note that the IFRS information is not in accordance with US GAAP, is not based on US GAAP and is not intended to replace the information under US GAAP given in our analysis and/or included in our consolidated financial statements. IFRS differs in certain respects from US GAAP; a summary of the differences as related to the Company for the years presented in our financial statements is included at Note 22 to our consolidated financial statements. The main difference between US GAAP and IFRS accounting principles as far as relates to our results of operations for 2014 is the different treatment of financial instruments affecting our financing expense. For the year ended December 31, 2013, there was no significant difference between net profits and EPS computed under US GAAP and IFRS.  For the year ended December 31, 2014, net profit based on IFRS for the period ended December 31, 2014 was $25 million (mostly incurred during the fourth quarter of 2014), as compared to $4 million in accordance with US GAAP. Earnings per share for the year ended December 31, 2014 under IFRS were $0.48 per share under IFRS as compared with $0.08 per share under US GAAP.

The below tables present condensed financial data in accordance with US GAAP derived from our financial statements with a reconciliation to IFRS:

STATEMENTS OF OPERATIONS RECONCILIATION OF US GAAP TO IFRS  (CONDENSED):

	Year ended December 31, 2014
	US GAAP	Adjustments	IFRS
Profit before income tax and excluding other financing expense, net	$29,290	$(905)	$28,385
Other non cash financing expense, net	(55,404)	21,556	(33,848)
Loss before income tax benefit	(26,114)	20,651	(5,463)
Income tax benefit	24,742	--	24,742
Profit (loss) for the period	(1,372)	20,651	19,279
Net loss attributable to the non-controlling interest	5,635	--	5,635
Net profit attributable to the company	$4,263	$20,651	$24,914

BALANCE SHEETS RECONCILIATION OF US GAAP TO IFRS (CONDENSED)

	As of December 31, 2014
	US GAAP	Adjustments	IFRS
ASSETS
Current assets	$394,084	$--	$394,084
Property and equipment, net	419,111	--	419,111
Long term assets	70,951	(10,412)	60,539
Total assets	884,146	(10,412)	873,734
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$300,325	$25,622	$325,947
Long-term liabilities	388,260	24,075	412,335
Total liabilities	688,585	49,697	738,282
TOTAL EQUITY	195,561	(60,109)	135,452
Total liabilities and shareholders' equity	$884,146	$(10,412)	$873,734